Exhibit (12)

                      CMS ENERGY CORPORATION
               Ratio of Earnings to Fixed Charges
                      (Millions of Dollars)




                              Nine Months
                                 Ended          Years Ended December 31
                            Sept. 30, 1996  1995  1994  1993  1992   1991
                                                               (2)  (3)(4)
                                  -----     ----  ----  ----  ----   ----
Earnings as defined (1)
-----------------------
Net Income                        $196      $204  $179  $155  $(297) $(262)
Income taxes                       116       118    92    75   (146)   (94)
Exclude equity basis sub-         (61)      (57)  (18)   (6)      10     10
  sidiaries
Fixed charges as defined, adjusted to
  exclude capitalized interest of $5,
  $8, $6, $5, $3, and $5 million for
  the nine months ended September 30,
  1996 and for the years ended
  December 31, 1995, 1994, 1993,
  1992 and 1991,respectively      195       254   214   234    217    354
                                 ----------------------------------------
Earnings as defined              $446      $519  $467  $458  $(216)  $  8
                                 ========================================

Fixed charges as defined (1)
----------------------------
Interest on long-term debt       $174      $224  $193  $204  $169    $274
Estimated interest portion          7         9     9    11    16      17
   of lease rental
Other interest charges             19        27    18    24    35      68
                                 ----------------------------------------
Fixed charges as defined         $200      $260  $220  $239  $220    $359
                                 ========================================

Ratio of earnings to             2.23      2.00  2.12  1.92    -       -
   fixed charges                 ========================================


[FN]

NOTES:
(1) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(2) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million. Earnings as defined include a $520 million pretax loss on the settlement of MCV Power Purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges would have been 1.34 excluding these amounts.

(3) Excludes an extraordinary after-tax loss of $14 million.

(4) For the year ended December 31, 1991, fixed charges exceeded earnings by $356 million. Earnings as defined include pretax losses of $398 million for write-downs and reserve amounts related to Consumers' abandonment of the Midland nuclear plant, $76 million for potential customer refunds and other reserves, and $51 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges would have been 1.48 excluding these amounts.